UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Glencairn Gold Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

377903109
(CUSIP Number)

Jacqueline Jones, Vice President, Legal, General Counsel and Assistant Corporate Secretary Yamana Gold Inc. 150 York Street, Suite 1102 Toronto, Ontario M5H 3S5 Canada (416) 815-0220	Gil I. Cornblum Dorsey & Whitney LLP 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada (416) 367-7370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     (

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 377903109

1	NAME OF REPORTING PERSONS Yamana Gold Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 64,122,499
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 64,122,499
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,122,499 common shares are held by Yamana Gold Inc., which includes warrants or other convertible securities which may be exercised for or otherwise converted into up to 19,318,629 common shares of the issuer within the next 60 days.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7538%*
*Based on 281,321,698 outstanding shares of the issuer as of October 30, 2007, plus 116,939,504 common shares to be issued upon conversion of subscription receipts, plus 8,766,666 common shares in other convertible securities beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

Common Shares, no par value

Glencairn Gold Corporation

6 Adelaide Street East, Suite 500

Toronto, Ontario M5C 1H6 Canada

Item 2. Identity and Background.

Yamana Gold Inc. is a Canadian corporation (“Yamana”), whose principal executive office address is 150 York Street, Suite 1102, Toronto, Ontario M5H 3C5 Canada. The principal business of Yamana is to engage in the acquisition, exploration and development and operation of mineral properties. During the last five years, neither Yamana, nor to Yamana’s knowledge any of its directors or officers has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The officers and directors of Yamana are listed on Exhibit A, which is attached hereto and incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Compensation.

Yamana previously held 44,122,500 shares, as disclosed in its Schedule 13D filed July 18, 2006. Yamana purchased an additional 2,781,370 units in the issuer’s October 22, 2007 private placement offering, each unit consisting of one common share and one-half of one common share purchase warrant, and 10,551,963 subscription receipts, at a total price of Cdn$2,000,000. Each subscription receipt will automatically convert into units of the issuer, each unit consisting of one common share and one-half of one common share purchase warrant, subject to the issuer completing certain conditions, with no additional action on the part of Yamana on or before December 31, 2007. Each whole warrant may be exercised for the purchase of one common share of the issuer, at a price of Cdn$0.18 until October 22, 2010. If the issuer is unable to meet the conditions necessary for conversion of the subscription agreements, the issuer will repurchase the subscription receipts at the price paid, plus interest.

Item 4. Purpose of Transaction.

Yamana participated in the issuer’s private placement offering pursuant to its right to retain a pro rata interest in the issuer. Yamana has the right to appoint a representative to the issuer’s board of directors provided that it maintains a greater than 10% interest in the issuer.

Item 5. Interest in Securities of the Issuer.

64,122,499 common shares are held by Yamana, which includes warrants or other convertible securities which may be exercised for or otherwise converted into up to 19,318,629 common shares of the issuer within the next 60 days.

Yamana holds 15.7538% of Glencairn Gold Corporation, based on 281,321,698 outstanding shares of the issuer as of October 30, 2007, plus 116,939,504 common shares to be issued upon conversion of subscription receipts, and 8,766,666 common shares in other convertible securities beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

One or more directors of Yamana may have voting or dispositive power over shares of the issuer held directly or through another entity controlled by said director(s); Yamana disclaims membership in any group.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to the Issuer.

Item 7. Materials to be Filed as Exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2007	Yamana Gold Inc.

By: /s/ Jacqueline Jones
Jacqueline Jones, Vice President, Legal,
General Counsel and Assistant
Corporate Secretary

EXHIBIT A

to Schedule 13D filed by

Yamana Gold Inc.

Issuer: Glencairn Gold Corporation, CUSIP 377903109

Officers and Directors of Yamana Gold Inc.

Peter Marrone, Chairman of the Board and Chief Executive Officer

Antenor Silva, President, Chief Operating Officer and Director

Charles Main, Senior Vice President, Finance and Chief Financial Officer

Greg McKnight, Senior Vice President, Business Development

Ludovico Costa, Senior Vice President, Operations

Mark Bennett, Corporate Secretary

Jacqueline Jones, Vice President, Legal, General Counsel and Assistant Corporate         Secretary

John Begeman, Director

C. Nigel Lees, Director

Dino Titaro, Director

Patrick Mars, Director

Richard Graff, Director

Robert Horn, Director

Carl Renzoni, Director